Exhibit 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

Unaudited Interim Condensed Consolidated Financial Statements (expressed in Canadian dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

2011 – Q1

Three months ended March 31, 2011

TEKMIRA PHARMACEUTICALS CORPORATION

Condensed Consolidated Balance Sheets

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	March 31 2011	December 31 2010
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$9,228,665	$12,346,010
Accounts receivable (note 3)	3,320,363	3,318,729
Accrued revenue	202,754	817,464
Deferred expenses	563,157	557,256
Investment tax credits receivable	403,580	403,580
Finished goods inventory	—	150,731
Prepaid expenses and other assets	270,621	315,057

Total current assets	13,989,140	17,908,827
Property and equipment	18,724,155	18,668,897
Less accumulated depreciation and impairment	(15,794,130)	(15,555,481)

	2,930,025	3,113,416

Total assets	$16,919,165	$21,022,243

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 4)	$4,692,242	$6,151,923
Deferred revenue current portion (note 2)	2,388,396	1,982,264

Total current liabilities	7,080,638	8,134,187
Deferred revenue, net of current portion (note 2)	2,113,847	2,155,478

Total liabilities	9,194,485	10,289,665
Stockholders’ equity:
Common shares
Authorized - unlimited number with no par value Issued and outstanding: 10,341,934 (December 31, 2010 - 10,338,703)	229,515,870	229,491,529
Additional paid-in capital	30,217,280	30,151,810
Deficit	(252,008,470)	(248,910,761)

Total stockholders’ equity	7,724,680	10,732,578

Total liabilities and stockholders’ equity	$16,919,165	$21,022,243

Basis of presentation and future operations (note 1)
Contingencies (note 5)

See accompanying notes to the condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Condensed Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended March 31
	2011	2010
Revenue (note 2)
Collaborations and contracts	$4,343,485	$2,465,935

	4,343,485	2,465,935

Expenses
Research, development, collaborations and contracts	5,639,575	5,456,477
General and administrative	1,541,599	995,272
Depreciation of property and equipment	238,649	237,739

	7,419,823	6,689,488

Loss from operations	(3,076,338)	(4,223,553)

Other income (losses)
Interest income	33,257	21,393
Foreign exchange gains (losses)	(54,628)	38,669

Net loss and comprehensive loss	$(3,097,709)	$(4,163,491)

Loss per common share
Basic and diluted	$(0.30)	$(0.40)

Weighted average number of common shares
Basic and diluted	10,341,259	10,328,688

See accompanying notes to the condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Condensed Consolidated Statements of Stockholders’ Equity

For the three months ended March 31, 2011 (unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Number of shares	Share capital	Additional paid-in capital	Deficit	Total stockholders’ equity
Balance, December 31, 2010	10,338,703	$229,491,529	$30,151,810	$(248,910,761)	$10,732,578

Stock-based compensation	—	—	88,375	—	88,375

Issuance of common shares pursuant to exercise of options	3,231	24,341	(22,905)	—	1,436

Net loss	—	—	—	(3,097,709)	(3,097,709)

Balance, March 31, 2011	10,341,934	$229,515,870	$30,217,280	$(252,008,470)	$7,724,680

See accompanying notes to the condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(Expressed in Canadian Dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended March 31
	2011	2010
OPERATING ACTIVITIES
Loss for the period	$(3,097,709)	$(4,163,491)
Items not involving cash:
Depreciation of property and equipment	238,649	237,739
Stock-based compensation expense	88,375	359,817
Foreign exchange (gains) losses arising on foreign currency cash balances	4,646	(2,888)
Net change in non-cash operating items:
Accounts receivable	(1,634)	304,063
Accrued revenue	614,710	—
Deferred expenses	(5,901)	—
Inventory	150,731	—
Prepaid expenses and other assets	44,436	43,702
Accounts payable and accrued liabilities	(1,459,681)	(2,227,261)
Deferred revenue	364,501	128,335

	(3,058,877)	(5,319,984)

INVESTING ACTIVITIES
Acquisition of property and equipment	(55,258)	(552,570)

	(55,258)	(552,570)

FINANCING ACTIVITIES
Issuance of common shares pursuant to exercise of options	1,436	200

	1,436	200

Foreign exchange gains (losses) arising on foreign currency cash balances	(4,646)	2,888

Decrease in cash and cash equivalents	(3,117,345)	(5,869,466)
Cash and cash equivalents, beginning of period	12,346,010	24,397,740

Cash and cash equivalents, end of period	$9,228,665	$18,528,274

See accompanying notes to the condensed consolidated financial statements.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months ended March 31, 2011

1.	Summary of significant accounting policies

Nature of business and future operations

Tekmira Pharmaceuticals Corporation (the “Company”) is a Canadian biopharmaceutical business focused on advancing novel RNA interference therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners.

The success of the Company is dependent on obtaining the necessary regulatory approvals to bring its products to market and achieve profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs in the future.

Basis of presentation and significant accounting policies

These unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles of the United States of America (“U.S. GAAP”) for interim financial statements and accordingly, do not include all disclosures required for annual financial statements.

These statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2010 and included in the 2010 Annual Report.

The unaudited interim condensed consolidated financial statements reflect, in the opinion of management, all adjustments and reclassifications necessary to present fairly the financial position, results of operations and cash flows at March 31, 2011 and for all periods presented.

The results of operations for the three months ended March 31, 2011 and March 31, 2010 are not necessarily indicative of the results for the full year.

These financial statements follow the same significant accounting policies as those described in the notes to the audited consolidated financial statements of Tekmira Pharmaceuticals Corporation (“the Company”) for the year ended December 31, 2010.

These statements include the accounts of the Company and its two wholly-owned subsidiaries, Protiva Biotherapeutics Inc. (“Protiva”) and Protiva Biotherapeutics (USA), Inc., which were acquired on May 30, 2008. All intercompany transactions and balances have been eliminated on consolidation.

Income or loss per share

Income or loss per share is calculated based on the weighted average number of common shares outstanding. Diluted loss per share does not differ from basic loss per share since the effect of the Company’s stock options are anti-dilutive. Diluted income per share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares from outstanding stock options. At March 31, 2011, potential common shares (prior to consideration of the treasury stock method) of 1,428,763 were excluded from the calculation of net loss per common share because their inclusion would be anti-dilutive (March 31, 2010 – 1,384,907).

Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, investment tax credits receivable, accounts payable and accrued liabilities and promissory notes.

The carrying values of cash and cash equivalents are recorded at fair value based on quoted prices in active markets. The carrying values of accounts receivable, investment tax credits receivable and accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months ended March 31, 2011

Recent accounting pronouncements

In October 2009, the Financial Accounting Standards Board (FASB) issued EITF 08-01, Revenue Arrangements with Multiple Deliverables (currently within the scope of FASB Accounting Standards Codification (ASC) Subtopic 605-25). This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. The EITF introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company adopted this pronouncement in the three month period ending March 31, 2011. Adoption of the pronouncement did not have a material impact on the Company’s financial statements.

In March 2010, the FASB ratified the EITF final consensus on Issue ASC 2010-17, Milestone Method of Revenue Recognition. The guidance in this consensus allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. The guidance provides a definition of a substantive milestone and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. The scope of this consensus is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. The consensus is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, after June 15, 2010. Early application and retrospective application are permitted. The Company adopted this pronouncement in the three month period ending March 31, 2011. Adoption of the pronouncement did not have a material impact on the Company’s financial statements.

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The enhanced disclosure will provide financial statement users with an improved understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. This standard is effective on a prospective basis for the first interim or annual period beginning after December 15, 2010. The Company adopted this standard in the three month period ending March 31, 2011. Adoption of the standard did not have a material impact on disclosures in the Company’s financial statements.

2.	Collaborations, contracts and licensing agreements

The following tables set forth revenue recognized under collaborations, contracts and licensing agreements:

	Three months ended March 31
	2011	2010
Collaborations and contracts
Alnylam (a)	$917,201	$865,823
U.S. Government (b)	3,381,133	—
Roche (c)	3,520	1,265,187
BMS (d)	41,631	227,995
Other RNAi collaborators (e)	—	106,930

Total research and development collaborations and contracts	4,343,485	2,465,935

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months ended March 31, 2011

The following table sets forth deferred collaborations and contracts revenue:

	March 31, 2011	December 31, 2010
Alnylam (a)	$284,739	$—
U.S. Government (b)	885,837	760,924
Roche (c)	36,712	40,232
BMS current portion (d)	1,181,108	1,181,108

Deferred revenue, current portion	2,388,396	1,982,264

BMS long-term portion (d)	2,113,847	2,155,478

Total deferred revenue	$4,502,243	$4,137,742

(a)	License and collaboration with Alnylam Pharmaceuticals, Inc. (“Alnylam”)

License and Collaboration Agreement with Alnylam through Tekmira

On January 8, 2007, the Company entered into a licensing and collaboration agreement with Alnylam (“Alnylam License and Collaboration”) giving them an exclusive license to certain of the Company’s historical lipid nanoparticle intellectual property for the discovery, development, and commercialization of ribonucleic acid interference (“RNAi”) therapeutics.

Cross-License with Alnylam acquired through Protiva

As a result of the acquisition of Protiva on May 30, 2008, the Company acquired a Cross-License Agreement between Protiva and Alnylam dated August 14, 2007 (the “Alnylam Cross-License”). Alnylam was granted a non-exclusive license to the Protiva intellectual property.

Research and development collaboration with Alnylam

Under a manufacturing agreement with Alnylam (the “Alnylam Manufacturing Agreement”) effective January 1, 2009 the Company is the exclusive manufacturer of any products required by Alnylam through to the end of Phase 2 clinical trials that utilize the Company’s technology. Alnylam pays the Company for the provision of staff and for external costs incurred. Time charged to Alnylam is at a fixed rate and under the Alnylam Manufacturing Agreement there is a contractual minimum for the provision of staff of $11,200,000 over the three years commencing January 1, 2009.

Licensing fees and milestone payments

Alnylam has provided non-exclusive access to the Company’s lipid nanoparticle intellectual property to F. Hoffman-La Roche Ltd (“Roche”) and Takeda Pharmaceutical Company Limited (“Takeda”). The Company is eligible to receive up to US$16,000,000 in milestone payments for each RNAi therapeutic advanced by Alnylam or its partners. The Company is also eligible for royalties on product sales. These milestones and royalties will pass through Alnylam.

(b)	Contract with U.S. Government to develop TKM-Ebola

On July 14, 2010, the Company signed a contract with the United States Government to advance TKM-Ebola, an RNAi therapeutic utilizing the Company’s lipid nanoparticle technology to treat Ebola virus infection.

In the initial phase of the contract, which is expected to last approximately three years and is funded as part of the Transformational Medical Technologies program, the Company is eligible to receive up to US$34.7 million. This initial funding is for the development of TKM-Ebola including completion of preclinical development, filing an Investigational New Drug application with the United States Food and Drug Administration (“FDA”) and completing a Phase 1 human safety clinical trial.

The U.S. Government has the option of extending the contract beyond the initial funding period to support the advancement of TKM-Ebola through to the completion of clinical development and FDA approval. Based on the contract’s budget this would provide the Company with up to US$140.0 million in funding for the entire program.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months ended March 31, 2011

Under the contract the Company is reimbursed for costs incurred, including an allocation of overhead costs, and is paid an incentive fee. If the contract is not completed as originally budgeted then the incentive fee may be increased or decreased.

(c)	Roche collaboration

On May 11, 2009 the Company announced a product development agreement with Roche (the “Roche Product Development Agreement”). Under the Roche Product Development Agreement Roche was to pay the Company up to US$8,800,000 to support the advancement of each Roche RNAi product candidate using the Company’s lipid nanoparticle technology through to the filing of an Investigational New Drug (“IND”) application.

Under the Roche Product Development Agreement Roche was paying the Company for the provision of staff and for external costs incurred. The Company is recognizing revenue in proportion to the services provided up to the reporting date by comparing actual hours spent to estimated total hours for each product under the contract. Revenue from external costs incurred on Roche product candidates is recorded in the period that Roche was invoiced for those costs. The difference between service revenue recognized and cash received is recorded in the Company’s balance sheet as deferred revenue.

On November 17, 2010, Roche announced that, as part of a corporate restructuring, they intend to discontinue research and development in the field of RNAi. Following the announcement Roche confirmed that, except for completing some product stability studies, they would be discontinuing product development with the Company. As at March 31, 2011, the Company has retained a deferred revenue balance sufficient to cover the cost of completing those stability studies.

(d)	Bristol-Myers Squibb collaboration

On May 10, 2010 the Company announced the expansion of its research collaboration with Bristol-Myers Squibb Company (“Bristol-Myers Squibb”). Under the new agreement, Bristol-Myers Squibb use small interfering RNA (“siRNA”) molecules formulated by the Company in lipid nanoparticles (“LNPs”) to silence target genes of interest. Bristol-Myers Squibb are conducting the preclinical work to validate the function of certain genes and share the data with the Company. The Company can use the preclinical data to develop RNAi therapeutic drugs against the therapeutic targets of interest. The Company received $3,233,400 (US$3,000,000) from Bristol-Myers Squibb concurrent with the signing of the agreement and recorded the amount as deferred revenue. The Company is required to provide a pre-determined number of LNP batches over the four-year agreement. Bristol-Myers Squibb have a first right to negotiate a licensing agreement on certain RNAi products developed by the Company that evolve from Bristol-Myers Squibb validated gene targets.

Revenue from the May 10, 2010 agreement with Bristol-Myers Squibb is being recognized as the Company produces the related LNP batches.

(e)	Other RNAi collaborators

The Company has active research agreements with a number of other RNAi collaborators.

3.	Concentration of credit risk

Credit risk is defined by the Company as an unexpected loss in cash and earnings if a collaborative partner is unable to pay its obligations in due time. The Company’s main source of credit risk is related to its accounts receivable balance which principally represents temporary financing provided to collaborative partners in the normal course of operations. Accounts receivable from the U.S. Government as at March 31, 2011 were $2,698,227 and represent 81% of total accounts receivable as at that date (December 31, 2010 - $2,031,980 and 61%). Accounts receivable from Alnylam as at December 31, 2010 were $352,270 and represent 11% of total accounts receivable as at that date (December 31, 2010 - $836,655 and 20%).

The Company does not currently maintain a provision for bad debts as the majority of accounts receivable are from collaborative partners or government agencies and are considered low risk.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months ended March 31, 2011

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at March 31, 2011 was the accounts receivable balance of $3,320,363 (December 31, 2010 - $3,318,729).

All accounts receivable balances at March 31, 2011 and at December 31, 2010 were current.

4.	Accounts payable and accrued liabilities

Accounts payable and accrued liabilities is comprised of the following:

	March 31 2011	December 31 2010
Trade accounts payable	$2,635,422	$3,035,273
Research and development accruals	641,804	1,241,630
Professional fee accruals	663,388	1,030,405
Restructuring cost accruals	34,999	34,999
Deferred lease inducements	308,815	346,098
Other accrued liabilities	407,814	463,518

	$4,692,242	$6,151,923

5.	Contingencies

Litigation

On March 16, 2011, the Company announced that it had filed a complaint against Alnylam for misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. The suit, filed in the Business Litigation Session of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship as a collaborator with the Company to engage in inappropriate and harmful conduct concerning the Company’s proprietary lipid nanoparticle siRNA delivery technology, resulting in damage to the Company’s intellectual property and business interests.

On April 7, 2011 we announced that Alnylam had filed an answer and counterclaim to the Company’s complaint against Alnylam. The Company has not recorded an estimated liability associated with Alnylam’s answer and counterclaim due to the uncertainties related to both the likelihood and the amount of any potential loss.

Product development partnership with the Canadian Government

The Company entered into a Technology Partnerships Canada (“TPC”) agreement with the Canadian Federal Government on November 12, 1999. Under this agreement, TPC agreed to fund 27% of the costs incurred by the Company, prior to March 31, 2004, in the development of certain oligonucleotide product candidates up to a maximum contribution from TPC of $9,329,912. As at March 31, 2011, a cumulative contribution of $3,701,571 has been received and the Company does not expect any further funding under this agreement. In return for the funding provided by TPC, the Company agreed to pay royalties on the share of future licensing and product revenue, if any, that is received by the Company on certain non-siRNA oligonucleotide product candidates covered by the funding under the agreement. These royalties are payable until a certain cumulative payment amount is achieved or until a pre-specified date. In addition, until a cumulative amount equal to the funding actually received under the agreement has been paid to TPC, the Company agreed to pay royalties of between 0.375% and 5% on the share of future product revenue, if any, for Marqibo that is received by the Company. To March 31, 2011 the Company has not made any royalty payments to TPC.

TEKMIRA PHARMACEUTICALS CORPORATION

Notes to interim condensed consolidated financial statements (unaudited)

(Expressed in Canadian dollars)

Three months ended March 31, 2011

License agreement with Merck & Co., Inc. (“Merck”) and related contingently payable promissory notes

The Company has a contingent liability of US$12,000,000 in regard to certain promissory notes and has a related, equal and offsetting contingent asset receivable from Merck.

The Company has a non-exclusive royalty-bearing world-wide license, of certain intellectual property acquired by Merck. Under the license, Merck will pay up to US$17,000,000 in milestones for each product it develops using the acquired intellectual property except for the first product for which Merck will pay up to US$15,000,000 in milestones. Merck will also pay royalties on product sales.